C21 INVESTMENTS INC.
("C21")

19th Floor, 885 West Georgia Street
Vancouver, British Columbia V6C 3H4

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders (the "C21 Shareholders") of common shares and subordinate voting shares (collectively, "C21 Shares") of C21 will be held at the offices of Koffman Kalef LLP at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H4 on August 7, 2026 at 10:00 a.m. (Pacific Time) for the following purpose:

(1) to consider, pursuant to an interim order of the Supreme Court of British Columbia (the "Court") dated July 2, 2026 (the "Interim Order") and, if thought advisable, to pass, with or without amendment, a special resolution (the "Arrangement Resolution") approving a plan of arrangement (the "Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "BCBCA"), involving C21 and Vireo Growth Inc., the full text of which is set forth in Appendix A to the accompanying management information circular for the Meeting (the "Circular"); and

(2) to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Circular provides additional information relating to the matters to be addressed at the Meeting or any adjournment or postponement thereof.

The full text of the plan of arrangement effecting the Arrangement is attached to the Circular as Appendix B. A copy of the arrangement agreement has been filed under C21's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This notice is accompanied by the Circular, a letter of transmittal and either a form of proxy for a registered C21 Shareholder or a voting instruction form for a beneficial C21 Shareholder.

C21's board of directors (the "C21 Board") unanimously recommends that the C21 Shareholders vote FOR the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Meeting.

The C21 Board has fixed June 25, 2026 as the record date (the "Record Date") for determining C21 Shareholders who are entitled to receive notice of and vote at the Meeting. C21 Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat or at any adjournment or postponement thereof on the basis of one vote for each C21 Share held. To be adopted, the Arrangement Resolution must be approved by at least: (i) 66 2/3% of the votes cast by C21 Shareholders, present in person or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of votes cast by the holders of C21 Shares, present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by C21 Shareholders who are required to be excluded in accordance with Section 8.1 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

If you are a registered C21 Shareholder and are unable to be present in person at the Meeting, we encourage you to vote by completing the enclosed form of proxy. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc. ("Computershare"), Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, by 10:00 a.m. (Pacific Time) on August 5, 2026, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting. Alternatively, you may submit your vote via the internet at www.investorvote.com, or by telephone at 1-866-732-8683 (toll free in North America). Please do this as soon as possible and in any event prior to the deadline specified above. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

If you are not registered as the holder of your C21 Shares but hold your C21 Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary in order to vote your C21 Shares. See the section in the Circular entitled "Information Concerning the Meeting - Voting by Beneficial C21 Shareholders" for further information on how to vote your C21 Shares.

Registered C21 Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their C21 Shares, subject to strict compliance with Sections 237 to 247 of the BCBCA, as modified by the plan of arrangement, the Interim Order and the final order of the Court. The right to dissent is described in the section in the Circular entitled "Dissent Rights" and the text of the Interim Order, as set forth in Appendix C to the Circular. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified, may result in the loss of any right of dissent.

If you have any questions about obtaining the consideration to which you are entitled for your C21 Shares under the Arrangement, including with respect to completing the applicable letter of transmittal, please contact Odyssey Trust Company, who will act as depositary under the Arrangement, at (587) 885-0960 or by email at corp.actions@odysseytrust.com.

DATED at Vancouver, British Columbia this 3rd day of July, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Bruce Macdonald"

Bruce Macdonald

Chairman of the Board of Directors
C21 Investments Inc.